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MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

April 24, 2024

VIA EDGAR

Andrea Ottomanelli Magovern

Asen Parachkevov

Alberto H. Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:  AB CarVal Credit Opportunities Fund (File No. 811-23939)

Dear Ms. Ottomanelli Magovern and Messrs. Parachkevov and Zapata:

This letter responds to the comments provided in writing on March 25, 2024, in connection with your review of the registration statement on Form N-2 (the “Registration Statement”) for AB CarVal Credit Opportunities Fund (the “Fund”) filed with the U.S. Securities and Exchange Commission (“SEC”) on February 23, 2024. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Contemporaneously with filing this letter, the Fund is filing Amendment No. 1, which reflects the responses below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comment 1.	General Comments

a.	Comment: Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

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b.	Comment: Please confirm that any credit agreements that the Fund enters into will be included as exhibits to the Registration Statement.

Response: The Fund believes that the filing of credit agreements is not required by Form N-2. Item 25.2 of Form N-2 requires certain exhibits to be filed as part of a fund’s registration statement. Credit agreements are not specifically referenced among the required exhibits listed in Item 25.2, but Item 25.2.k contains a catch-all that requires “copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement” to be filed as exhibits to the registration statement. In light of the fact that the purpose of a credit agreement will be to permit the Fund to employ leverage to enhance its potential for achieving its investment objective, the Fund believes that such credit agreement would be made in the ordinary course of business—that is, the borrowings under a credit agreement only will be used to invest in additional securities that are in accordance with the Fund’s investment objective and investment strategies, which the Fund considers to be its “ordinary course of business.” In addition, to the extent a credit agreement is required to be filed as an exhibit to the Registration Statement, the Fund would need the consent of any lender to do so.

Comment 2.	Cover Page

a.

Comment: The Fund states that Shareholders do not have the right of redemption regarding their Shares and that no public market for the Shares exist. Given that the Fund is an interval fund that offers limited liquidity, please amend this cover page disclosure to incorporate those facts.

Response: The Fund has revised the disclosure in response to this comment.

b.

Comment: The Fund states that it will invest primarily in debt securities and credit-related investments. Please clarify this disclosure to explain the types of investments that would be considered “credit-related.”

Response: The Fund revised the disclosure in response to this comment.

Comment 3.	Summary of Terms

a.

Comment: Please explain whether the transfer of certain assets by certain private funds managed by the Adviser (“Global Credit Funds”) meets the definition of a fund acquisition as described in S-X Rule 6-11(a)(2). In your response, please also address the following questions:

•	What is the underlying business purpose of the transaction?

•	What is the nature of the relationship between the transacting parties?

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•	What are the future operating plans of the selling fund and the retained assets? Will the selling fund continue its operations? Will it be winding down? Will they be changing its strategies?

•	Will any limited partnerships from the selling fund be transferring assets into the purchasing entity? Will any of the selling fund management be involved with the Fund after the asset purchase?

•	How will the purchase impact the future strategy of the purchasing entity?

Response: The Fund respectfully submits that the transfer of certain assets of the Global Credit Funds to the Fund prior to the Fund’s registration as an investment company does not meet the definition of a fund acquisition as described in Rule 6-11(a)(2) of Regulation S-X. Rule 6-11(a)(2) provides that “[t]he determination of whether a fund has been acquired or will be acquired should be evaluated in light of the facts and circumstances involved” and expressly identifies only a single factor: “whether [the transaction] will result in the acquisition by the registrant of all or substantially all of the portfolio investments held by another fund.” The Fund acknowledges that the rule does not present this factor as exhaustive; however, its status as the only factor identified by the SEC indicates its importance. In this regard, the Fund observes that the acquisition referenced by the Staff resulted in the Fund acquiring only 47.75% of the total assets of the Global Credit Funds. Accordingly, the Fund believes that it would not be appropriate to conclude that the Fund acquired all or substantially all of the portfolio investments held by the Global Credit Funds or that the transaction constituted a fund acquisition within the meaning of Rule 6-11.

With respect to the other factors identified by the Staff, the Fund notes that the underlying purpose of the transaction was twofold: to provide the Fund with an initial portfolio of investments that are consistent with the Fund’s investment strategy and objective and to provide existing investors in the Global Credit Funds with the opportunity to choose to effectively convert their investments in the Global Credit Funds (which, following the transfer, will continue to be managed by the Adviser in accordance with its investment program) into investments in the Fund. Since their inception, the Global Credit Funds have been managed by the Adviser, which also serves as the investment adviser to the Fund. The majority of the limited partners of the Global Credit Funds (representing a minority of the total assets of the Global Credit Funds) elected to participate in the transaction. Because the assets that were acquired from the Global Credit Funds are consistent with, and thus advance, the Fund’s investment strategy, as set forth in the Registration Statement, the acquisition is not expected to have any impact on its future strategy, which will be to continue to operate consistent with its investment strategy.

b.	Comment: Please provide more detail concerning the strategies and objectives of the Global Credit Funds that has transferred certain of their assets to the Fund.

Response: The Fund has revised the disclosure in response to this comment.

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c.

Comment: Investment Strategy (p. 2). The Fund states that its hard assets strategy focuses on identifying undervalued situations across a broad range of assets categories. Please add further disclosure clarifying whether the Fund will be providing loans to purchase such hard assets or will be investing to acquire ownership of such assets as part of this strategy.

Response: The Fund has revised its disclosure in response to this comment.

d.

Comment: As part of its discussion of principal strategies, the Fund states that its investments have included investments in, among other things, “vessel assets.” Please clarify that such vessel assets are comprised of assets in the shipping industry (clarified later in the discussion of shipping industry risk on page 46).

Response: The Fund has revised the disclosure in response to this comment.

e.

Comment: The Offering (p. 4). In the appropriate section of the Registration Statement, please disclose the types of situations and circumstances in which the Fund may waive the disclosed minimum investment amounts.

Response: The Fund has revised the disclosure in response to this comment.

Comment 4.	Other Tax-Related Risk

Comment: Other Tax-Related Risk (p. 13). The Fund states that this particular risk applies to the Fund until and unless it is treated as a “publicly offered regulated investment company.” Please disclose if the Fund will seek to qualify as a “publicly offered regulated investment company” in its first year.

Response: The Fund has revised the disclosure in response to this comment.

Comment 5.	Investment Strategy

Comment: Investment Strategy (p. 24). The Fund discloses it may invest in one or more wholly-owned subsidiaries (each, a “Subsidiary” and collectively, the “Subsidiaries.”). Moreover, the Fund may form a Subsidiary in order to, among other things, pursue its investment objective and strategy in a more tax-efficient manner or for the purpose of facilitating its use of permitted borrowings.

Please note that “subsidiary,” when used below refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets.

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With regard to any subsidiary of the Fund, please disclose that:

1)	Comment: The Fund complies with the provisions of the Investment Company Act (“Act”) governing investment policies (Section 8) on an aggregate basis with the subsidiary;

Response: The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate bass with any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

2)	Comment: The Fund will comply with the provisions of the Act governing capital structures and leverage (Section 18) on an aggregate basis with the subsidiary;

Response: The fund confirms that it will comply with provisions of Section18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own.

3)

Comment: Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;

Response: The Fund acknowledges the Staff’s comments and notes that it does not expect that any subsidiary entity will be party to an investment advisory contract. Furthermore, the Fund subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

4)	Comment: The subsidiary complies with provisions relating to affiliated transaction and custody (Section 17). Also, please identify the custodian of the subsidiary;

Response: The Fund respectfully submits that any subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its subsidiary entities. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

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5)

Comment: The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary;

Response: The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and any subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

6)

Comment: If the Fund will only invest through wholly-owned “subsidiaries,” the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Act , and (2) the Fund’s control of the unregistered entity is greater than that of any other person; and

Response: The Fund does not intend to invest only through wholly-owned Subsidiaries.

7)

Comment: Please also confirm in correspondence that: (1) if the subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the fee table; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and (4) whether the financial statements of the subsidiary will be consolidated with those of the fund. If not, please explain why not.

Response: The Fund confirms that: (1) if the subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table; (2) the subsidiary, if organized and operating outside

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the United States, its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (4) the financial statements of the subsidiary will be consolidated with those of the Fund.

Comment 6.	Prior Performance of Related Accounts

a.

Comment: The Fund states that the performance presented differs from the Commission’s method in that it uses the total net asset value and the actual fees and expenses applied across the accounts of all the investors in the funds included in the Composite. If the actual fees and expenses of such Accounts are lower than the Fund’s fees and expenses, please add disclosure stating that the use of the Fund’s expense structure would have lowered the performance results.

Response: The Fund has revised the disclosure in response to this comment.

b.	Comment: Please confirm supplementally that the prior performance presentation is net of all fees and expenses applicable to the Accounts, including sales loads.

Response: The Fund confirms that the prior performance presentation is net of all fees and expense applicable to the Accounts, including sales loads.

c.	Comment: Please represent that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Fund confirms that the Predecessor Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Comment 7.	Share Repurchase Program

Comment: Share Repurchase Program (p. 74). Please clarify whether the term Qualifying Tender means a tender offer that was not oversubscribed. Please add similar disclosures to the sections earlier in the Registration Statement discussing interval fund status.

Response: The Fund has revised the disclosure in response to this comment.

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Comment 8.	Initial Portfolio

Comment: Initial Portfolio (p. 94). The staff notes that the investments listed in the initial portfolio appear to be fair valued at cost. Please explain supplementally the date of the transfer of assets and how the fair value of the assets was determined.

Response: The investments listed in the initial portfolio were transferred to the Fund on February 23, 2024, prior to the Fund’s filing of the Notification of Registration. The investments were fair valued in accordance with the valuation procedures approved by the Fund’s Board of Trustees.

Comment 9.	Notes to Financial Statements

Comment: Notes to Financial Statements (p. 109). Please verify the accuracy of the last statement in the last paragraph of Note A regarding the acquisition of its initial credit investments from a private fund managed by the Adviser through a reorganization. We did not see any references to a reorganization in the Confidential Private Placement Memorandum.

Response: The statement referenced by the staff is intended to refer to the asset transfer from the Global Credit Funds to the Fund prior to the Fund’s registration, as described in the Confidential Private Placement Memorandum.

*    *    *

Should you have any questions regarding this letter, please contact the undersigned at 202.261.3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian cc: William J. Bielefeld
Alexander C. Karampatsos